Contact

www.linkedin.com/in/teddyritter
(LinkedIn)

Top Skills

Operational Planning
Military Operations
Security Clearance

Languages

Spanish

Honors-Awards

Bronze Star Medal with Valor Device
Meritorious Service Medal
Gung Ho Leadership Award
Distinguished Graduate

Teddy Ritter

Startup Founder | FinTech, Blockchain, & Rec-Tech SAAS | ex-Figure, ex-Special Operations Forces (SOF) Marine Officer
Reno, Nevada, United States

Summary

Former Special Operations Officer, Marine combat veteran, Wharton MBA, and proven team leader helping to operationalize awesome technologies in financial services, blockchain, health, and recreation. Global experience building and leading teams of up to 200 cross-functional employees. Extensive experience developing execution strategies and delivering on KPIs to senior executives in business and government.

Experience

Salud Tech
Founder CEO
March 2024 - Present (1 year 1 month)
Reno, Nevada, United States

PodPlay Technologies
Head of Operations
August 2023 - March 2024 (8 months)
New York, United States

Head of Operations for PingPod's wholly owned vertical SaaS subsidiary.

PINGPOD INC
Director of Operations, Strategic Initiatives
January 2023 - August 2023 (8 months)
New York City Metropolitan Area

PingPod is a venture backed firm building a network of autonomous Ping Pong studios in dense urban areas. The futuristic Pods are open 24/7 and available on demand.

Lead the acquisition of a New York based autonomous billiards club - Sharks Pool Club. Managed the transition of all retail locations to PodPlay Tech and integrated their customer service employees into our team.

Led Operations & Customer Success during a high growth period from 7 locations in NYC to 21 venues and 58 courts in the US and internationally. Scaled CS & Ops to position for expansion, to include transitioning the customer service team to a client operations platform, promoting team members to management positions, and building the OpEx to forecast costs and develop KPIs.

Figure
3 years 2 months

Director
March 2020 - July 2022 (2 years 5 months)
New York, United States

Overall responsible for operations planning, execution, and investor services for the first end-to-end blockchain platform for the private markets. Operationalized five products & businesses from inception through launch to steady state operations. Led and scaled the Marketplace Service & Operations Team. Captured all fund activities, workstream dependencies, & responsible stakeholders tracking several hundred execution checklist items.

Fund Operations and Servicing - Responsible for all individual & institutional client onboarding & due diligence, fiat onramp/offramp, token conversion & transactions, capital activity, reporting, fund admins relationships, and product recommendations. Worked directly with GPs to launch 9 crypto focused open & close ended funds and SPVs on Figure's digital Marketplace. Serviced funds through 15 capital calls with an aggregate AUM of over $533M and 500+ LPs.

GP / LP Onboarding, Due Diligence, and Support - Operationalized Figure Investor Passport - a digital investor onboarding and accreditation tool for private funds - from conception through launch. Scoped out initial product requirements for KYC & accreditation requirements. Responsible for onboarding individual and institutional clients, performing KYC and risk due-diligence, and verifying accreditation for accredited investors and qualified purchasers via our back-end customer portal.

Digital Wallets & Exchange - Responsible for all digital wallets - required to transact on our platform - and built the wallet support team. Supported daily transactions of the decentralized limit order book for the Provenance cryptocurrency "Hash." Deployed and operationalized the Alternate Trading System - a blockchain enabled secondary market exchange for digital assets

& private company stock. Managed fiat conversion to USDF stablecoin for all transactions.

Senior Manager
June 2019 - March 2020 (10 months)
San Francisco Bay Area

Lead program manager for the Wealth & Asset Management team which first conceptualized putting investment funds on blockchain. Managed operations for first securitization of blockchain-originated consumer loans. Wrote the company white paper for originating the first blockchain-native municipal and corporate debt servicing platform.

U.S. Marine Corps Forces Special Operations Command (MARSOC)
Special Operations Officer - Senior Strategic Planner
July 2017 - June 2019 (2 years)

Responsible for roadmap planning & resource allocation for global operations of 900+ specialists & their hardware. Aligned resources across twelve bi-coastal teams based on customer requirements and a 2-year roadmap. Ranked #1 of 6 senior Captains. Selected as the 2017 MRSG Special Operations Officer of the Year. Board selected for Command of 200+ Special Operations personnel. Awarded the Meritorious Service Medal for leadership.

3d Marine Raider Battalion
Special Operations - Team Leader
June 2015 - July 2017 (2 years 2 months)
Camp Lejeune, North Carolina

Commanded an elite 21-man (and one puppy) Special Operations team. Responsible for the training and employment of a 400+ foreign force. Managed multiple, strategic-level assets in real-time while operating in mountainous terrain. Managed multiple, complex crises including a life-threatening casualty evacuation during a ten-hour gunfight. Responsible for $10M in equipment. Ranked #1 of 23 Captains. Awarded Gung Ho Leadership Award. Awarded Bronze Star Medal with Valor Device for leadership and heroism during three major combat events.

US Marine Corps
5 years 3 months

Company Commander
June 2012 - July 2014 (2 years 2 months)
I MEF Headquarters Group, Camp Pendleton, California

• Commanded a 127-person multi-functional logistics organization that provided support in the areas of transportation, maintenance, food services, HVAC, construction, and light-to-heavy forklift operations.
• Managed organizational change by designing and executing the consolidation of three separate organizations totaling 127 personnel. This resulted in streamlined operations, personnel accounting, and maintenance management policies.
• Responsible for over 1,300 pieces of weapons, transportation, and engineer equipment totaling in excess of $10M.

Logistics Officer
May 2009 - June 2012 (3 years 2 months)
1st Battalion 4th Marines, Camp Pendleton, CA

• Planned and supervised logistics support operations for a 1,200-man organization to include operational planning, transportation, supply management, and food services. Contracted on-site foreign logistical support operating within a $1M budget.
• Transported 1,200 personnel with associated gear and vehicles onto three ships a total of five times; planned and managed the offload and throughput-ashore of all personnel and equipment in austere locations in six countries across the globe.
• Supervised maintenance of a diverse asset portfolio improving inoperable assets by 75% and raising overall readiness to 97%.
• Ranked #1 out of 9 peers. Awarded two professional commendation medals for performance.

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Education

The Wharton School
Master of Business Administration - MBA, Coursework focusing on Finance, Blockchain & FinTech with an emphasis on private markets · (2020 - August 2022)

Marine Corps University
Honor Graduate - Expeditionary Warfare School · (August 2018 - December 2018)

United States Naval Academy
Political Science, International Relations, Spanish Minor · (2004 - 2008)